Exhibit 12

AmerisourceBergen Corporation

Calculation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	For the Year Ended September 30,					For the Three Months Ended December 31,
	1998	1999	2000	2001	2002	2002
Determination of earnings:
Income before taxes	$80,752	$113,870	$159,700	$200,657	$572,047	$153,287
Fixed charges (excludes capitalized interest)	63,804	50,844	47,753	55,169	160,627	39,403

Total earnings as defined	$144,556	$164,714	$207,453	$255,826	$732,674	$192,690

Fixed charges:
Interest expense	$58,179	$45,132	$41,857	$47,860	$141,100	$34,385
Estimated interest portion of rent expense	5,625	5,712	5,896	7,316	19,893	5,018

Total fixed charges	$63,804	$50,844	$47,753	$55,176	$160,993	$39,403

Ratio of earnings to fixed charges	2.3	3.2	4.3	4.6	4.6	4.9

The above ratios of earnings to fixed charges have been computed by dividing our earnings from continuing operations before taxes and fixed charges, by the fixed charges. For purposes of these ratios, fixed charges consist of interest, whether expensed or capitalized, amortization of deferred financing costs, distributions on preferred trust securities and the portion of rent expense representative of interest.